Thomas W. Kellerman
650.843.7550
tkellerman@morganlewis.com
April 24, 2006
Via EDGAR Transmission and Facsimile
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Kevin W. Vaughn

Re:	Penson Worldwide, Inc. Registration Statement on Form S-1
Filed August 10, 2005
File No. 333-127385
Dear Mr. Vaughn:
     We are writing on behalf of Penson Worldwide, Inc. (the “Company”), in response to the letters of Comments from the Staff of the Securities and Exchange Commission (the “Staff”) to the Company dated April 10, 2006 (the “First Comment Letter”), dated April 12, 2006 (the “Second Comment Letter”) and dated April 19, 2006 (the “Third Comment Letter”) with respect to the Company’s Registration Statement on Form S-1, File No. 333-127385 (the “Registration Statement”). We are filing Amendment No. 6 to the Registration Statement (“Amendment No. 6”) in response to your comment letters. The numbered paragraphs below restate the numbered paragraphs in the First Comment Letter, the Second Comment Letter and the Third Comment Letter in italics, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comment. Also provided in this letter are the Company’s responses to comments 7 and 8 of the First Comment Letter and comments 2 and 3 of the Second Comment Letter, which the Company previously submitted to the Staff in a letter, dated April 14, 2006.
     Please note that the Company and its Underwriters plan to print preliminary prospectuses in the next few days and to commence marketing activities as early as Friday, April 28, 2006. They have agreed on a price range for the cover of the

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April 21, 2006

preliminary prospectus of $15 to $17 per share, after giving effect to a 1-for-2.4 reverse stock split. Amendment No. 6 includes the effect of this reverse split. A further Amendment No. 7 will be filed concurrently with the printing of preliminary prospectuses to reflect an assumed price per share of $16, which is the mid-point of the agreed price range. As noted below, enclosed with this letter are supplemental pages from the Registration Statement, reflecting the response to comment 2 of the Third Comment Letter, using an assumed price of $16 per share.
I.	FIRST COMMENT LETTER
Dilution, page 28
1.	Please revise your Dilution table on page 28 to address the following:

•	Please state your presentation with actual Net tangible book value per share rather than Pro forma net tangible book value per share.

•	Please present the effects of the split-off transaction on a separate line item.
The Company has revised the Dilution table to begin with actual net tangible book value per share. An additional line item has been added to present the effects of the potential split-off transaction as a separate line item.
Comparison of the years ended December 31, 2005 and December 31, 2004, page 39
2.	In order to make this section more transparent to the reader, please revise to address the following:

•	Interest revenue increased significantly compared to the prior period. Please revise to include a quantitative discussion of the events and business activities which led to this increase. Revise to discuss the volume of your interest-earning assets that led to the increase in interest revenues, and disclose the reasons for those changes in volume.

•	Interest expense on both short term and long term borrowings increased significantly. Please revise to include a discussion of the change in interest rates applicable to the borrowings and how changes in the rates impacted the related expenses. Similarly, please revise to provide a quantitative discussion of the changes in the volume of your borrowings, and identify any shifts in the business activities that led to those changes.

•	Related to the points above, your table on page 44 shows a significant increase in interest revenue and expense in the 4th quarter of 2005. Please

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April 21, 2006

revise your discussions here to address the events and business activities that caused those increases in the fourth quarter.

•	The net income from discontinued operations has declined significantly. Please revise to disclose the components of discontinued operations and events which led to the overall decline in net income from these operations.
In response to the Staff’s comment, Management’s Discussion and Analysis has been revised to reflect each of the Staff’s comments, as follows:
•	The Company has added a quantitative discussion of the factors that led to the increase in interest revenue and the increased volume of interest-earning assets, at page 45 of the amended S-1.

•	The Company has added the changes in applicable interest rates and volume of borrowings affecting interest expense at pages 46 and 47 of the amended S-1.

•	The specific factors giving rise to the increased interest revenue and expense in the 4th quarter of 2005 have been added to the discussion on pages 46 and 47.

•	Disclosure has been added to page 47 regarding the reductions in net income from discontinued operations in 2005 compared to 2004.
Financial Statements
Consolidated Statements of Operations, page F-4
3.	Please revise to eliminate your subtotal line item titled “Income from continuing operations before interest and income taxes.”
In response to the Staff’s comment the Company has eliminated the subtotal line item titled “Income from continuing operations before interest and income taxes” from page F-4 and elsewhere in the document.
Note 1: Summary of Significant Accounting Principles General
4.	Your response to prior comment 7 indicates that you agree that paragraph 1.12 of the AICPA Audit Guide for Broker Dealers is clear that clearing revenues should be recorded on a trade date basis rather than a settlement date basis. Your revised disclosure on page F-8 states you record revenues based on settlement date basis but that in the event of a material difference between trade date and settlement date accounting, you record

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an adjustment for such difference. Based upon this disclosure, it appears that your accounting records are being adjusted to reflect trade date accounting. As previously requested, please revise your accounting policy and financial statements to reflect the application of trade date accounting.
In response to the Staff’s comment the Company has clarified the description of its accounting policy for recognition of clearing revenues as simply being on a trade date basis.
5.	We note your response to prior comment 3, regarding the restructuring of your UK operations in 2005. Your response appears to indicate that, because the restructuring activities were fully paid in 2005, you believe you can omit the disclosures required by SFAS 146 even though you failed to provide these disclosures in past financial statements. Since you are presenting comparative financial statements and since the final restructuring activities were recorded during 2005, we continue to believe the disclosure requirements of paragraph 20 of SFAS 146 are required to be presented in the notes to the financial statements for the periods presented. Please revise your filing accordingly.
The Company has revised its disclosure of the restructuring of its UK operations during 2005 to reflect the disclosures specified in paragraph 20 of SFAS 146. This information is now also included in Note 1.
Revenue Recognition, page F-8
6.	As previously requested in our prior comment 9, please revise to disclose whether inputs or outputs are utilized to measure revenue based upon percentage of completion for technology contracts. Refer to paragraph 46 of SOP 81-1. We note that Technology revenues amount to 147% of your Income from continuing operations before income taxes.
In response to the Staff’s comment, the Company has clarified its disclosure on page F-8 to state that outputs are generally utilized in measuring revenue based on percentage of completion for technology contracts. The Staff’s comment on the relationship between Technology revenues and Income from continuing operations may be directed toward emphasizing how important accurate revenue recognition is for these revenues. Management closely monitors revenue recognition in this area for this reason.

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April 21, 2006

Note 2: Discontinued Operations, page F-11
7.	Please revise to address the following related to your responses to prior comments 10 and 11, and your response to our comment in the letter dated January 26, 2006:

•	You have previously communicated that you cannot proceed with the split-off without completing the initial public offering or a private offering. Your response dated January 26, 2006 indicates that “It is the Company’s current plan to complete the split-off transaction concurrently with its contemplated IPO... However, if a decision is made to postpone the IPO, the Company intends to proceed with the split-off transaction or another form of disposition of the SAMCO business.” You also state that the Board of Directors adopted resolutions directing management to dispose of SAMCO “whether or not the Company completes an initial public offering and whether or not the Company determines to contribute additional working capital to SAMCO prior to its disposition.” Please revise your discussions of the split-off of SAMCO throughout your filing to clearly reflect these resolutions and to disclose how you determined that it is now feasible to split-off SAMCO even without contributing additional working capital.

•	Your response dated January 26, 2006 indicates that after receiving our comment, the Board of Directors committed to the disposal of SAMCO whether or not you complete your initial public offering. Your response appears to indicate that this determination was made on a date subsequent to the balance sheet date. Please revise to disclose what date that determination was made.

•	When the criteria in paragraph 30 of SFAS 144 are met after the balance sheet date but before the issuance of financial statements, the disposal group shall be continued to be classified as held and used in the financial statements. Since your plan was not revised until after your most recent balance sheet date, discontinued operations treatment cannot be appropriate for the periods presented, even if we believed that your revised plan met all the criteria of paragraph 30. Please revise your financial statements accordingly and include the disclosures required by paragraph 47(a) of SFAS 144. Refer to paragraph 33 of SFAS 144.

•	Your response indicates that you continue to believe that discontinued operations presentation is appropriate. As previously discussed, in order for you to present the operations of SAMCO as discontinued you must meet all of the requirements of paragraph 30 of SFAS 144. The fact that the disposal has not yet occurred because your plan is to delay disposal until the earlier of

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completion of your initial public offering or a determination not to complete that offering indicates that you currently do not have “the intent and ability to transfer the disposal group to a buyer”. As previously discussed, this delay feature that is present even in your revised plan results in the plan failing to meet the requirements of 30(b) of SFAS 144, as further described in paragraph A15 of SFAS 144. This delay feature is evidence that the disposal group is not available for immediate sale, and delay for the completion of your initial public offering is not “usual and customary” for sales of such disposal groups. Please revise your financial statements to present the results of operations, assets, and liabilities of the disposal group as part of continuing operations until all of the criteria of paragraph 30 of SFAS 144 have been satisfied.
The Company appreciates the time that the Staff dedicated to discussing this comment by phone on April 12, 2006. Below are the Company’s comments on each of the four paragraphs considered by Comment #7:
Paragraph #1
As management discussed with the Staff, the Company has revised its disclosure regarding the actions of the Board on March 2, 2006 so that it is clear and consistent throughout the Registration Statement. Revisions have been made to pages 97 through 99 and F-11 of Amendment No. 6 to the S-1, and in all other relevant places in the Registration Statement to reflect these points. The facts relating to the Board’s actions are as follows: (1) The Board approved a resolution on March 2, 2006 directing management to dispose of the SAMCO business in accordance with all of the terms of Paragraph #30 of SFAS #144. (2) Management understands that this disposition needs to be carried out regardless of the outcome of the IPO. They also understand that all six of the sub-paragraphs of Paragraph #30 must be complied with in order to reflect SAMCO as a discontinued operation as of March 31, 2006. (3) Management has agreed that if SAMCO can be sold prior to the proposed split-off on terms at least as favorable, then the proposed split-off will no longer apply and the Company will proceed with the alternative transaction. (4) Although the proposed split-off has been approved by the Penson Board, there is no exclusivity provision in this agreement, nor are there any penalties associated with its non-completion. This paragraph of the Staff’s comments also asks how management has determined that it is now feasible to split off SAMCO without contributing additional working capital. This impression is not correct. The Company is determined to sell SAMCO in accordance with the requirements of SFAS #144, regardless of whether or not the IPO goes forward. If the Company splits off SAMCO to the shareholders, then the Company will contribute capital in accordance with the terms outlined in the Form S-1. However if the Company sells SAMCO in an alternative transaction, then the Company may or may not contribute capital in that transaction,

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depending on the nature of the buyer and its need for additional capital. The Company has clarified the confusing wording in the S-1 regarding the transaction.
Paragraph #2
As noted above, the Penson Board committed on March 2, 2006 to the disposal of SAMCO in accordance the terms of Paragraph #30 of SFAS #144. This information has been added to page 98 in the S-1.
Paragraph #3
In Amendment No. 6 to the Registration Statement, the Company has included its financial statements for the period ended March 31, 2006. We believe that the inclusion of this current period, which includes the date of the March 2, 2006 Board resolution, satisfies the Paragraph #30 requirements as to the timing of reflecting the assets as being held for sale in the financial statements.
Paragraph #4
As we discussed with the Staff, the Company continues to believe that discontinued operations treatment is appropriate for SAMCO. This is borne out by a review of all relevant facts related to the planned disposition. The Company’s original plan was to split-off SAMCO at the time of the IPO in order to comply with the preferences of the underwriters that it does so. This situation left SAMCO adrift as to its future business strategy and the timing of the proposed event. During the intervening months, SAMCO management has pursued various business opportunities that they will only be able to accomplish if they are independent of Penson. Accordingly, they have been encouraging Penson to allow them to pursue a sale due to the fact that the IPO has been delayed. On March 2, 2006 the Penson Board agreed to this request subject to meeting all of the conditions of Paragraph #30. This resolution allowed management to begin an active program to locate a buyer in the manner contemplated by Paragraph #30, as well as providing a firm instruction from the Board that the sale must occur within one year. The Staff’s observation that “your plan is to delay disposal until the earlier of the completion of the initial public offering or a determination not to complete that offering” is not correct. It is not consistent with the Board resolution and it would not be of any help to SAMCO management in pursuing new business opportunities. The revised disclosure in Amendment No. 6 to the Registration Statement makes this clear. The Staff has numerous other references to the “delay feature” which do not apply for the same reasons. Management believes that the SAMCO business is in fact available for immediate sale in every situation contemplated by the Staff. As noted above, there are no limitations of any type associated with the current plans to split-off SAMCO in the event that the initial public offering is completed before an alternative sale transaction can be completed. The Company believes that it is fully in compliance with all aspects of paragraph #30 of SFAS 144. The revised disclosures in Amendment No. 6 to the Registration Statement should make it clear that the Company is not delaying the disposal until the IPO. The Board has instructed management to undertake this disposition, and

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the business is available and ready for sale immediately. Management is not in a position to do anything else based on the Board’s resolution.
8.	We note your response to prior comment 12 and await the pro forma financial information required under Regulation S-X in relation to the split-off of SAMCO to be filed in a pre-effective amendment.
The revised disclosures included supplementally with this letter provide the Pro Forma financial information required under regulation S-X. For purposes of these Pro Forma financial statements, the Company has reflected a 1-for-2.4 reverse stock split, which has been approved by the Board of Directors, and an assumed offering price of $16, being the midpoint of the price range.
9.	We note your response to prior comment 13. Please revise to separately present in the statement of financial condition the assets and liabilities of the disposal group as held for sale. Refer to paragraph 46 of SFAS 144.
In response to the Staff’s comment, the Company has revised its presentation of the consolidated statement of financial condition at page F-3 to reflect separate line items for assets and liabilities held for sale.
Note 3: Computation of Net Income per share, page F-12
10.	We note that your 2005 earnings per share calculation is not consistent with the amounts presented on the face of the income statement. Please revise your 2005 diluted earnings per share to present an amount consistent with the presentation on the face of the financial statements.
The Company has revised page F-12 to eliminate the inconsistencies in the earnings per share amounts that were pointed out in the Staff’s comment.
Note 15: Stock Incentives, page F-18
Stock Options
11.	We continue to await the disclosures requested in our prior Comment 17 regarding the accounting treatment and impact the options will have on your financial statements.
In response to the Staff’s comment, the Company has revised its discussion of SFAS #123R both at page 55 in the Management’s Discussion and Analysis section and at page F-19 in the Notes to the Consolidated financial statements. The Company has now disclosed the estimated impact on future financial statements as well as the different disclosures associated with the adoption of SFAS #123R.

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Note 17: Income Taxes age F-22
12.	We note your response to prior comment 18. Please revise to address the following in regards to your statement that the “allocation between jurisdictions is not yet able to be predicted with sufficient confidence to allow the valuation allowance to be recognized”:
•	Disclose how you allocate revenues between Canada and the United States for tax purposes. Please reconcile this allocation for tax purposes to your segment presentation in Note 18;
•	Disclose how you were able to perform an overall analysis of your tax accruals in past periods, while you experienced uncertainties regarding the 2005 analysis;
•	Disclose how you determined a reduction in your valuation allowance is appropriate despite lower net income in 2005, which would indicate less of an ability to be able to fully utilize your net operating loss carryforwards.
In response to the Staff’s comment, the Company has revised its disclosure to note that revenues are allocated for tax purposes consistently with the segment information described in Note 18. In the second bullet point of this comment, the Staff asks the Company to “Disclose how you were able to perform an overall analysis of your tax accruals in past periods, while you experienced uncertainties regarding the 2005 analysis.” The Company has performed an overall analysis of its tax accruals in each period, including 2005. As a part of that analysis it has made an assessment of the possible need for a valuation allowance. In each period since 2003, management has found it necessary to reflect a valuation allowance for the reasons stated in the disclosures. The facts that (i) Penson has not paid US income taxes since 2001, and (ii) it expects that certain timing differences will be reversing in the future, was weighed significantly in its decision to continue to have this allowance. The Company believes that this assessment is consistent with the requirements of SFAS #109. In the third bullet point of this comment, the Staff asks how the Company determined that a reduction in its valuation allowance was appropriate for 2005. In fact, the valuation allowance increased from $995,000 to $1,573,000 during 2005. The causes of this were a small book operating loss, and additional timing differences. The Company concurs with the Staff that its lower net income in 2005 indicates less of an ability to be able to fully utilize its net operating loss carryforwards.
Note 21: Subsequent Event, page F-25
13.	Please revise to disclose the total consideration paid for the CSS acquisition.

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In response to the Staff’s comment, the Company has revised its disclosure in Note 21 to disclose the total consideration paid for the CCS acquisition.
Exhibit 23.1
14.	We note your response to prior comment 19. The consent included in Amendment No. 5 fails to reference the date of the audit opinion. Please revise your consent to include the date of your audit opinion.
In future filings, the consent will be properly worded.
II.	SECOND COMMENT LETTER
Financial Statements
Selected consolidated financial data, page 29
1.	Please revise your summary income statement presentation here as well as similar presentations throughout your document, including your pro forma presentations, to delete your line items titled Total expenses and Operating income (loss). Such titles or other similar titles are not accurate when they exclude Interest expense on long-term debt.
In response to the Staff’s comment, the Company has removed the titles “total expenses” and “operating income and loss” throughout the document.
Consolidated Statements of Operations, page F-4
2.	Please address the following regarding your line item “Other revenues”, which has increased significantly compared to your prior periods:

•	Please tell us the nature of the items classified as Other revenues.

•	Tell us how management considered the need for separate line item presentation of any of the Other revenues.

•	Tell us how you determined whether the amounts included in Other revenues represented revenues or other income, and whether such amounts were operating or non-operating in nature.
Other revenue included in the Company’s financial statements consist primarily of the following items:
     Foreign exchange fees

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Commission on bond trades
Proprietary trading income
Registered plan income
Trading fee income
Wire transfer fees
IRA fees
Prime Brokerage fees
Option management fees
Safekeeping fees
Miscellaneous fees
Management on an ongoing basis reviews the significance of these revenue items. No single revenue item listed above constituted greater than 1.5% of total revenue for any period presented and, accordingly, management determined that a separate line item presentation is not appropriate for any of the listed revenue items. All other revenue items listed above represent a recurring revenue stream that is directly related to the operation of the Company’s business and as such are properly reflected as Other revenues.
3.	We note your description of “Other expenses” on page 41. Your description of such expenses appears that these expenses represent selling, general, and administrative costs. Please tell us how management tracks and determines the costs allocated to overhead expenses and those costs specifically related to your revenue streams (i.e., costs of revenues). In your response, please specifically tell us the following:

•	The dollar amount of expenses which are attributable to your clearing revenues, technology revenues, and interest income.

•	The methodology utilized to allocate employee compensation and benefits expense among your revenues streams and overhead.
Other expenses included in the Company’s financial statements consist primarily of the following items:
Legal expense
NASD fees and compliance expense
Property taxes
Advertising expense
Sales and Use tax
Insurance expense
Travel expense
Miscellaneous expenses

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Management tracks expenses according to the type of expense reported in the consolidated financial statements, such as employee compensation and benefits, floor brokerage, exchange and clearing fees, communication and data processing, occupancy and equipment, interest expense and other expenses. Management has prepared its presentation of these expense items in accordance with the guidelines set forth in Chapter Four of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities. In accordance with these guidelines, expenses are tracked by the categories listed above and not by the revenue stream to which they relate.
III.	THIRD COMMENT LETTER
Unaudited Pro Form Financial Statements, page 31
1.	In regards to your proposed pro form consolidated financial statements, the following are some of our preliminary observations and comments;

•	As previously requested, please revise your Pro Forma Income Statement to remove your line items titled Total Expenses and Income from operation before interest and income taxes.

•	You have not provided a footnote for each adjustment reflected in the pro forma financial statements. For example, on your pro forma statement of operations, there is not a footnote related to the effect of the split-off and offering on the weighted average shares outstanding. Please revise to ensure that each adjustment has a corresponding footnote, which clearly explains the nature of the adjustment.

•	On your pro forma statement of financial condition, your footnote (c) does not appear to correspond to the line item adjustment noted on the pro forma financials (i.e., The reduction to the “payable to broker-dealers and clearing organizations” dos not appear to represent the “additional short-term borrowings necessary to fund the cash deposit” as described in footnote (a)). Additionally, we note other footnotes, such as (d), (e), (f), (g), (h) and (i) do not appear to have the correct corresponding footnote descriptions. Please revise your pro forma financial statements to ensure that the descriptions of each adjustment are accurately keyed to the appropriate line item adjustment.

•	We note that you have adjustments, labeled with footnote (i), related to the SAMCO split off on the Statement of Financial Condition. Please tell us and revise your footnote disclosure to explain why these adjustments

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related to the SAMCO split-off. It appears that such adjustment should be classified as an adjustment related to the offering.

•	In con junction with the offering, we note that all shares of preferred stock will be converted into common shares. Please revise your pro forma financial statements to clearly describe the effect of the conversion as a result of the offering and quantify the shares of Preferred A and Preferred B converted into common shares.

•	In all of the footnotes to adjustments related to shares, please include a discussion of the impact of the 2.4 for 1 stock split.

•	You have not provided a calculation of adjusted earnings per share.

•	Please revise your pro forma financial statements to include the most recent interim period to be included in your updated financial statements.
In response to the Staff’s comment the Company has made each of the changes suggested to the Unaudited Pro Forma Consolidated Financial Statements, which are enclosed as a supplemental filing with this letter. The pro forma information is based on an assumed price of $16 per share, which is the midpoint of the agreed price range. These changes are not included in Amendment No. 6, as this amendment does not yet reflect the price range to be included in the preliminary prospectus. The revisions to the pro forma financial presentation include the following:
•	revised the Unaudited Pro Forma Statement of Operations to remove the line item Income from operations before interest and income taxes and corrected the total expenses line item to include interest expense on long term debt;

•	provided a footnote for each adjustment reflected in the accompanying statements;

•	revised the placement of the footnotes on the related statements so that they correspond properly;

•	corrected the placement of the adjustments relating to the conversion of the preferred shares to be in the column related to the offering;

•	shown the adjustment for the preferred shares in the proper column and have added the number of shares assumed to be converted;

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•	added a note explaining the 1-for-2.4 reverse stock split;
•	provided a calculation of adjusted earnings per share; and
•	revised the Company’s Unaudited Pro Forma Financial Statements to reflect the period ended March 31, 2006.
2.	We note that the drafts of pro forma financial statements provided reflect an offering price of $15 per share, adjusted for the 2.4 for 1 stock split, which is significantly higher than the offering range communicated to us in your correspondence date October 31, 2005. The increased offering price appears to indicate the existence of a beneficial conversion feature in your preferred shares. Please tell us in detail how you determined the value of the conversion features embedded in the preferred shares. As part of your analysis, please relate the timeline of private placements of preferred shares to the estimated offering price of your common stock. Discuss and quantify the impact on your fair value of any events that occurred between the dates the instruments were issued and the date the registration statement was filed. Reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values asserted in your analysis. Describe significant intervening events within the company and the broader market that explain the changes in fair value of your common stock up to the filing of the registration statement.
In response to the Staff’s comment, we note that the staff has described the Company’s stock split as a “2.4 for 1” stock split. In fact, it is actually a “1 for 2.4” reverse stock split. Assuming that the Staff still desires for us to respond to this comment after this clarification, we offer the following information.
In a regulated business like the Company’s with high fixed costs, access to capital is a very important requirement for growth. Without capital, tight regulations limit the growth and related profits that a business like Penson can generate. Prior to completing its first private placement of preferred shares, the Company’s access to capital had been very limited, and its resulting growth had been limited. The Company completed the initial placements during the summer of 2004, almost 2 years ago. We have previously provided you with the details on how we valued our common stock at each of the points that it was issued. Our belief was that our common stock was worth $2.35 per share ($5.64 per share after the reverse split). The negotiated transaction that we completed with TCV, a truly independent third party, provided for a conversion price of $3.92 per share ($9.41 per share after the reverse split) when and if these preferred shares with their superior rights were ever converted into common shares. This represents a 67% premium, which certainly sets aside any concern of an embedded beneficial conversion feature. The

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capital that we raised in this private placement allowed us to begin growing our business. The growth was not all profitable, as in the case of our ill-fated expansion in London, and the results took some time to determine. However, this additional capital and the access to the second round financing completed in the fall of 2005 allowed us to be in a position to benefit greatly when the opportunity to acquire CCS came along during 2005, and when a larger-than-usual number of correspondents decided to change clearing brokers in the fall of 2005. Those two events allowed us to increase the profitability of our operations significantly.
When the Staff last reviewed this matter in October and early November, our preceding three quarters had yielded $325k of Net Income, with a significant loss in the second quarter. Since that time, the addition of new correspondents in the 4th quarter of 2005 and the very significant improvement in industry conditions has resulted in a significant improvement in our Net Income, to $2.5 million in the 4th quarter of 2005 and $4.3 million in the first quarter of 2006. Our 1st quarter net income was 59% greater than all of the income for the full year 2005. It was also 277% greater than the 3rd quarter of 2005 when the Staff last reviewed this issue. Industry conditions have also improved greatly as most market indices are reaching multi-year highs. That was not true in the fall of 2005 and certainly was not true almost two years ago in the summer of 2004. The P/E ratios on comparable companies in our industry are up significantly since last fall and much more significantly since the summer of 2004. Improvement in the stock market enhances the value of our company in two ways: (1) additional, profitable volumes and margin loans increase our income, and (2) the value of our common stock and the values of other companies in our industry are improved on a cyclical basis.
Based on the foregoing, we are confident that the preferred stock did not contain any embedded beneficial conversion feature.
Consolidated Statement s of Operations, page F-4
3.	We note your response to comment 3 of our letter dated April 12, 2006. The guidance of Rule 5-01 of Regulation S-X indicates that Article 5 applies to broker dealers, except when filing their FOCUS reports. Therefore, we believe that your financial statement presentation in your Form S-1 and subsequent ‘34 Act filings should comply with Article 5, which requires a presentation of Cost of revenues. Please revise to separately present the cost of revenues on your Statement of Income.
In response to the Staff’s comment, the Company has reviewed the guidance of Rule 5-01 of Regulation S-X and recognizes that the reference to an exception for broker dealers appears to only apply when they are filing focus reports. As we have previously responded, the Company believes that the guidance of the Broker Dealer Audit Guide as

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to what categories to use when reporting revenues, costs and expenses is appropriate under its circumstances. The Staff has previously required that the Company change its more conservative revenue recognition policy to one that is specifically required by the Broker Dealer Audit Guide, instead of the more general guidance from Regulation S-X. The Staff has had the Company’s filings on file since July 2005, and previously in 2000, and has never previously raised this very fundamental issue.
Of particular concern to the Company is preserving the ability of public company investors to review and understand the Company’s financial performance in the same context with other companies in its industry. This is particularly important for a new registrant. The Company surveyed the 2005 10-K filings of 15 others publicly reporting Broker Dealers and found that each of them follows the requirements of the Broker Dealer Audit Guide as to what categories to use when reporting revenues, costs and expenses. In our extensive research, we have found no exceptions to this practice.
For Penson to adopt your recommendation in this regard, it would incur significant expense and undue hardship, and a very significant delay in its ability to proceed with its proposed initial public offering. Some of the significant factors giving rise to this expense and delay are as follows:
1.     The Registration Statement presents five full years and nine quarters, all of which would need to be restated. As detailed below, this process would require substantial research and analysis. It would also involve significant audit procedures for the Company’s independent registered public accountants to reissue their audit reports for the periods presented.
2.     The Company’s financial and operational systems were designed to account for the capturing of cost based on the guidance detailed in the Audit Guide for Broker Dealers and based on the local requirements of each country in which it operates (U.S., Canada and U.K.). As such, its detailed records report on a monthly basis expenses for compensation and benefits, floor brokerage, exchange and clearing fees, communication and data processing, occupancy and equipment, interest expenses on short-term and long-term obligations and other expenses rather than on a cost of revenues basis.
3.     To comply with your request, the Company would have to develop a methodology to separate all expenses by revenue category and expense category. This would require a significant effort in reviewing all costs for the past 21 quarters. The Company currently operates with three separate computer systems in three different countries and several of the systems have been significantly revised and or replaced over this period, which would require a detailed review of old systems.

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4.     The Company’s U.S. payroll records have been maintained by ADP during the last 5 years and their systems do not support reporting prior year detail for terminated employees. This would be a manual task, which would require a significant amount of time. In prior years the Company did not report employees by department; therefore each employees would need to be assigned a department to determine where their cost should be allocated.
5.     The Company’s medical insurance plan is self-insured and its records claim in the aggregate. The Company would have to manually assign each cost to an employee and then to a department, again a very manual and time consuming process.
6.     The Company’s international operations have not been on the same payroll system for the past five years and were not designed to capture cost by revenue or by operations. Some of the personnel maintained those systems are no longer with the Company. Determining the job function of previous employees who are not known to senior management and not known to existing human resources personnel would be a very burdensome task.
7.     The Company’s information system and technology group has not maintained separate records of their activities, such as who processes daily transactions and who does research and development, and in some cases they are the same person. The Company does not have records to allocate their cost between cost of revenues and other expenses for the past 21 quarters. The difference can be significant during periods where they were developing new systems.
8.     Determining the cost of occupancy for each type of employee will be extremely difficult where employees have been moved numerous times due to the Company’s significant growth over the past five years. In Canada and in the U.K., there have been significant changes to the size of the office space leased and no records have been maintained as to what space was occupied by which employee, again making the decision on properly allocating the cost between revenues and operating expense difficult and imprecise.
9.     The Company has had significant turnover in its U.K. operations in the past two years. New management would have no real knowledge of past operations. Accordingly, allocating cost to revenue and expense with no knowledge of past employees would be very burdensome and imprecise.
10.     The Company has used outside consulting services to perform work that could be reported as cost of revenues or operating expenses. No records have been maintained to determine the proper classification of those services between maintaining existing systems or developing new features. Some of the features

Securities and Exchange Commission
April 21, 2006

ultimately benefit revenue production and some benefit general and administrative expenses.
11.     The lack of detailed records will result in a burdensome task for BDO, the Company’s independent auditors. It is very possible that different allocations will need to be determined in different years, due to the different records available. This will increase the already considerable expense that would be involved in requiring BDO to re-audit the past five years. Management and its auditors will need to assess the comparability of the different approaches and adjust them to meet the objectives.
12.     In the near term, allocating cost by revenue and expense will require using numerous excel spreadsheets, which can naturally lead to human errors and cause the Company significant difficulty in complying with its Sarbanes Oxley requirements for the restated financial statements. Significant expense would be required for Company personnel to audit all of the allocations until an automated system could be developed.
As is apparent from the forgoing, complying with the Staff’s recommendation would present a formidable task, which could require months worth of work and great expense. In addition, given that the Company’s records have not been maintained in anticipation of cost of revenues reporting, there is doubt as to the level of precision that could be reached in compiling restated financial statements going back over five years. Due to the detailed nature of the Company’s existing financial statements, and their conformity to the current standard practice in the industry, the revisions proposed by the Staff’s comment are not necessary for the protection of investors in this instance.
The Company proposes to include the following risk factor language to forewarn investors of the fact that the Company has not followed cost of revenue accounting and of the risk that it may be required to do so in the future if the Staff decides to require this standard for the broker-dealer industry:
We may be required in the future to change certain accounting policies to comply with revisions to accounting standards and their interpretation applicable to public companies.
As a public company, we will be subject to reporting our financial results in accordance with the accounting standards applicable to public companies. These standards, and the interpretation of the standards by the staff of the SEC and the Financial Accounting Standards Board, may change over time. In the event of such a change, we will be required to alter the accounting policies applied in compiling our financial reports, which could potentially include retrospective changes to our financial statements. For example, we currently do not account for cost of revenues

Securities and Exchange Commission
April 21, 2006

in the manner contemplated by Article 5 of Regulation S-X. While we believe that the accounting policies we use in this regard are consistent with the approach used by all of the comparable public companies in our industry, we understand that the staff of the SEC is considering the application of Article 5 to our industry and that in the future we and others in our industry may be required to change our accounting policies to reflect these standards. Such a change could be materially different from the financial presentation contained in this prospectus. In addition, if we were required to reflect these changes in our historical financial statements, it is likely that the effort and expense necessary to accomplish this change would be substantial. Because our historic financial recordkeeping has not corresponded with this method of presentation, we cannot be certain of our ability to alter our historic financial presentation to these different standards with complete accuracy.
*****
The Company advises the Staff that it has filed a copy of Amendment No. 6 that has been marked to show changes from Amendment No. 5 to the Registration Statement filed on March 21, 2006. In addition, the Company has provided the Staff with three marked copies of Amendment No. 6 under separate cover.
We would greatly appreciate any assistance the Staff can provide in obtaining an expeditious review of this response letter and Amendment No. 6.
Please contact the undersigned at 650.843.7550 with any questions regarding the foregoing.

Very truly yours, Morgan, Lewis & Bockius LLP
By:	/s/ Thomas W. Kellerman
	Name:	Thomas W. Kellerman

cc:	Margaret Fitzgerald
Timothy A. Geishecker
Todd K. Schiffman

Unaudited pro forma consolidated financial statements
The following unaudited pro forma consolidated financial statements of Penson Worldwide, Inc. for the year ended December 31, 2005 and the three months ended March 31, 2006 have been derived by application of pro forma adjustments to the historical audited and unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma adjustments are based upon available information and assumptions that management believes are reasonable under the circumstances. The unaudited pro forma consolidated financial statements do not purport to represent what our results of operations or financial condition would have been had the SAMCO split off and the offering actually occurred on the dates indicated, nor do they purport to project the results of our operations or financial condition for any future period or as of any future date.
The unaudited consolidated pro forma statement of income for the year ended December 31, 2005 and the three months ended March 31, 2006 gives effect to the following transactions as if they had occurred on January 1, 2005:
(1) The SAMCO split off. The pro forma statement of income shows the effect of the exchange of 1,041,667 shares of Penson common stock valued at the IPO price for the book value of SAMCO as of March 31, 2006, plus enough cash to allow the total value exchanged to be equal the value of the stock being exchanged, the disposition of all of the assets and liabilities of SAMCO, and the additional short-term borrowings necessary to fund the additional cash distributed to SAMCO in the split off.
(2) This offering. The pro forma statement of income shows the effect of our issuance of 6,250,000 shares in this offering at the assumed initial public offering price of $16 per share, and the application of the net proceeds from this offering after deducting underwriting discounts, commissions and estimated expenses payable by us, as described under “Use of Proceeds.”
(3) 1-for-2.4 reverse stock split. These proforma financial statements give effect to a 1 to 2.4 reverse stock split to be effected concurrently with the date of this prospectus.
The unaudited consolidated pro forma statement of financial condition gives effect to such transactions as if they occurred on March 31, 2006.

Penson Worldwide, Inc.
Unaudited Pro Forma Consolidated Statements of Financial Condition
As Of March 31, 2006
(In thousands, except per share data)

		SAMCO
		split off		The
	Historical	adjustment		offering		Pro forma

Assets
Cash and cash equivalents	$93,370					$93,370
Cash and securities-segregated under Federal and other regulations	354,754	6,213	(a)			360,967
Receivable from broker-dealers and clearing organizations	551,894					551,894
Receivable from customers, net	1,399,392					1,399,392
Receivable from correspondents	229,387					229,387
Securities borrowed	1,704,114					1,704,114
Securities owned, at market value	134,859					134,859
Deposits with clearing organizations	169,450					169,450
Property and equipment, net	15,516					15,516
Held for Sale	63,058	(63,058	)(b)			—
Other assets	64,439					64,439

Total Assets	$4,780,233	$(56,845)		$—		$4,723,388

Liabilities and Stockholders’ Equity
Liabilities
Payable to broker-dealers and clearing organizations	$275,418					$275,418
Payable to customers	1,880,576					1,880,576
Payable to correspondents	382,746	6,213	(a)			388,959
Short-term bank loans	234,773	6,213	(c)	(38,114	)(g)	202,872
Short Term Borrowings	15,000			(15,000	)(g)	—
Notes payable	37,086			(37,086	)(f)	—
Securities loaned	1,726,411					1,726,411
Securities sold, not yet purchased	37,690					37,690
Interest payable	1,451					1,451
Held for Sale	52,604	(52,604	)(b)			—
Accounts payable, accrued and other liabilities	42,038					42,038

Total Liabilities	4,685,793	(40,178)		(90,200)		4,555,415

Stockholders’ equity
Preferred stock, $0.01 par value	34,680			(34,680	)(e)	—
Common stock, $0.01 par value	152			102	(e)	254
Additional Paid-in Capital	38,155			124,778	(e)	162,933
Accumulated other comprehensive income	1,940					1,940
Retained earnings	19,513					19,513
Treasury Stock		(16,667	)(d)			(16,667)

Total Stockholder’s equity	94,440	(16,667)		90,200		167,973

Total Liabilities and Stockholders Equity	$4,780,233	$(56,845)		$—		$4,723,388

Penson Worldwide, Inc.
Unaudited Pro Forma Consolidated Statements of Operation
Year Ended December 31, 2005
(In thousands, except per share data)

		SAMCO
		split off
	Historical	adjustment		The offering		Pro forma

Revenues:
Revenues from clearing operations	$58,872					$58,872
Technology revenues	6,875					6,875
Interest, gross	92,019	133	(b)			92,152
Other	16,802					16,802

	174,568	133		—		174,701

Expenses:
Employee compensation and benefits	59,262					59,262
Floor brokerage, exchange and clearance fees	14,230					14,230
Communications and data processing	19,881					19,881
Occupancy and equipment	10,408					10,408
Interest expense on short-term obligations	46,661	170	(a)	(4,391	)(c)	42,440
Other Expenses	16,325					16,325
Interest expense on long-term debt	3,123					3,123

	169,890	170		(4,391)		165,669
Income from operations before income taxes	4,678	(37)		4,391		9,032
Income tax expense	1,951	(14	)(d)	1,721	(d)	3,658

Net income	$2,727	$(23)		$2,670		$5,374

Earnings per share:
Basic	$0.18	$0.19	(g)			$0.22
Diluted	$0.15	$0.16	(g)			$0.22
Weighted Average shares outstanding
Basic	15,185	(1,042	)(e)	9,846	(f)	23,989
Diluted	18,357	(1,042	)(e)	7,189	(f)	24,504

Penson Worldwide, Inc.
Unaudited Pro Forma Consolidated Statement of Operations
3 Months Ended March 31, 2006
(In thousands, except per share data)

		SAMCO
		split off
	Historical	adjustment		The offering		Pro forma

Revenues:
Revenues from clearing operations	$19,609					$19,609
Technology revenues	2,794					2,794
Interest, gross	38,256	48	(b)			38,304
Other	8,446					8,446

	69,105	48	(b)	—		69,153

Expenses
Employee compensation and benefits	19,629					19,629
Floor brokerage, exchange and clearance fees	4,966					4,966
Communications and data processing	6,342					6,342
Occupancy and equipment	3,100					3,100
Interest expense on short-term obligations	22,398	57	(a)	(1,252	)(c)	21,203
Other Expenses	4,496					4,496
Interest expense on long-term debt	1,162					1,162

	62,093	57		(1,252)		60,898
Income from continuing operations before income taxes	7,012	(9)		1,252		8,255
Income tax expense	2,668	(4	)(d)	491	(d)	3,155

Net income from continuing operations	$4,344	$(6)		$761		$5,100

Earnings per share:
Basic	$0.29	$0.31	(g)			$0.21
Diluted	$0.23	$0.24	(g)			$0.20
Weighted Average shares outstanding
Basic	15,208	(1,042	)(e)	9,846	(f)	24,429
Diluted	18,835	(1,042	)(e)	7,189	(f)	25,399

Notes to unaudited pro forma consolidated statement of financial condition
The following pro forma adjustments relate to the unaudited pro forma consolidated statement of financial condition as of March 31, 2006:
(a) Represents the additional cash necessary to make the book value of SAMCO equal to the value of the shares to be exchanged at the offering price.
(b) Represents the disposition of the net assets of SAMCO, including $2.595 million of cash classified as assets held for sale and not including the additional cash described in (a) above.
(c)  Represents additional short-term borrowings necessary to fund the cash deposit in (a), which are assumed to be deposited at Penson as a clearing deposit.
(d) Represents the purchase of 1,041,667 shares of common stock in connection with the split off.
(e) Represents net proceeds of $90.2 million received by us from the issuance of 6,250,000 shares of common stock in this offering after deducting underwriting discounts and commissions of $7 million and estimated expenses of approximately $2.8 million paid by us in connection with this offering. Assumes the conversion of all preferred stock, consisting of 2,927,501 shares of Series A preferred stock and 970,809 of Series B preferred stock, after giving effect to the 1 for 2.4 reverse stock split.
(f)  Represents repayment of $37.1 million of long-term debt outstanding as of March 31, 2006.
(g) Represents repayment of $53.1 million of short-term debt outstanding as of March 31, 2006.
Notes to unaudited pro forma consolidated statement of operations
The following pro forma adjustments relate to the unaudited pro forma consolidated statement of income for the year ended December 31, 2005:
(a) Represents additional interest expense incurred to borrow $5.2 million in January 2005 in order to fund the SAMCO clearing deposit.
(b) Represents interest income earned on $5.2 million clearing deposit.
(c) Represents interest expense saved by paying off long-term debt outstanding as of January 1, 2005 with the proceeds of the offering. Assumes (1) repayment of the bank term loan of $23,457,000 at an effective interest rate of 7.00%; (2) repayment of $4,224,000 of the note payable to a vendor at an effective interest rate of 6.38%. In addition there is interest expense saved by paying off short-term debt outstanding as of January 1, 2005 with the remaining $62,519,000 of net proceeds from this offering at an effective rate of 3.97%.
(d) Represents additional income taxes provided on the additional income generated by the above adjustments. Income taxes are provided at an effective rate of 39.2% which consists of Federal taxes at 35% and state taxes at 4.2% (net of Federal benefit).
(e) Represents reduction of shares outstanding due to treasury stock of 1,041,667 shares received in exchange for the net assets of SAMCO in the split-off.
(f) Represents the conversion of all preferred shares into common and the addition of the 6,250,000 shares issued to new investors.
(g) The earnings per share figures shown in the column for the SAMCO split-off represent (the historical earnings plus the SAMCO adjustment) divided by (the historical weighted average shares outstanding plus the SAMCO adjustment).

Notes to unaudited pro forma consolidated statement of operations
The following pro forma adjustments relate to the unaudited pro forma consolidated statement of income for the three months ended March 31, 2006:
(a) Represents additional interest expense incurred to borrow $5.2 million in January 2006 in order to fund the SAMCO clearing deposit.
(b) Represents interest income earned on $5.2 million clearing deposit.
(c)  Represents interest expense saved by paying off long-term debt outstanding as of January 1, 2006 with the proceeds of the offering. Assumes (1) repayment of the bank term loan of $23,457,000 at an effective interest rate of 7.75%; (2) repayment of $4,224,000 of the note payable to a vendor at an effective interest rate of 7.58%. In addition there is interest expense saved by paying off short-term debt outstanding as of January 1, 2005 with the remaining $62,519,000 of net proceeds from this offering at an effective rate of 4.43%.
(d) Represents additional income taxes provided on the additional income generated by the above adjustments. Income taxes are provided at an effective rate of 39.2% which consists of Federal taxes at 35% and state taxes at 4.2% (net of Federal benefit).
(e) Represents reduction of shares outstanding due to treasury stock of 1,041,667 shares received in exchange for the net assets of SAMCO in the split-off.
(f)  Represents the conversion of all preferred shares into common and the addition of the 6,250,000 shares issued to new investors.
(g) The earnings per share figures shown in the column for the SAMCO split-off represent (the historical earnings plus the SAMCO adjustment) divided by (the historical weighted average shares outstanding plus the SAMCO adjustment).